EXHIBIT 99.1

Student Transportation Inc. Announces Fourth Quarter and Fiscal 2012 Results

Delivering 20 Percent Growth of Revenue and Cash Flows, Margins Consistent

BARRIE, Ontario, Sept. 25, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported fiscal year results for the fourth quarter and fiscal year ended June 30, 2012. All financial results are reported in US dollars, except as otherwise noted.

"Fiscal 2012 was another important and strong year in the Company's development," said Denis J. Gallagher, Chairman and Chief Executive Officer. Our disciplined growth strategy continued with seven key acquisitions and nine targeted new bid contracts. Revenues and EBITDA for the fiscal year increased 20 percent. Our 19% margin achieved again this year is consistent with results we have shown over the past years despite turbulent economic conditions and higher fuel costs. Our results highlight the steady, predictable cash flows indicative of our successful business model in the school bus transportation market."

Fourth quarter revenue and EBITDA were $103.4 million and $23.3 million, respectively, compared to $89.9 million and $20.0 million for the fourth quarter of fiscal 2011. The reported net income for the quarter was $9.2 million, or $0.12 per share compared to $2.0 million or $0.03 per share for the fourth quarter of fiscal 2011. Revenue for fiscal 2012 increased to $369.0 million from $305.3 million for fiscal 2011 and EBITDA increased to $70.1 million from $58.9 million for the prior year. Net income for fiscal year 2012 amounted to $2.3 million or $0.03 per share compared to net income of $1.5 million or $0.03 per share for the fiscal year 2011.

"At the end of May, we closed an asset purchase and sale agreement as our seventh acquisition in fiscal 2012. As part of the acquisition, we acquired assets and eight contracts in Texas and Washington that were required to be divested by regulatory authorities in connection with a merger of two competitors," Gallagher said. "The purchase resulted in a non-cash bargain gain during the fourth quarter which basically offsets the non-cash, non-operational losses from earlier in the year associated with the 6.25% convertible debentures and our foreign currency hedge contracts. More importantly, this acquisition comes with strong operations in two new states for us, an experienced industry operating team that know the markets in these two states and tremendous growth opportunities including the potential for significant managed contract growth through conversions of public operations to private in Texas."

In fiscal 2012, holders of the Company's 7.5% convertible debentures (originally issued in October 2009 at a principal amount of Cdn $51.8 million) continued to exercise their conversion rights, converting the debentures into common shares. As of August 31, 2012, Cdn $31.0 million of the 7.5% convertible debentures have been converted into common shares by the holders, leaving the outstanding principal balance at Cdn $20.8 million. Beginning November 1, 2012, the Company retains the right to redeem the remaining outstanding balance of the 7.5% convertible debentures subject to certain trading levels of its common shares. In March 2012, the Company completed a common share offering, with the net proceeds used to pay down revolving borrowings on the Company's credit agreement. At June 30, 2012, the Company had approximately $90 million in borrowing availability under the credit agreement.

"We are off to a great start for the 2013 fiscal year, having added another nine contracts through the previously announced bids wins for the 2013 school year, combined with the impacts of a full year of operations for the acquisitions completed in fiscal 2012, especially the Texas and Washington businesses acquired at the end of fiscal 2012," Gallagher added. "Our experienced team was well prepared for school start ups and is concentrating on integration and cost reductions in each region. Our balance sheet remains strong and we have ample borrowing availability under the credit agreement to fund additional growth opportunities, should they arise, or to call the remaining balance of the 7.5% convertible notes and thereby lower overall interest expense."

Reconciliation of Net Income and EBITDA *
	Year over Year - Q4		Year over Year
(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	6/30/12	6/30/11	6/30/12	6/30/11

Net income	$ 9,211	$ 2,000	$ 2,254	$ 1,519

Add back:
Income tax expense (benefit)	1,307	1,166	(2,092)	502
Foreign currency loss (gain)	181	(3,467)	(929)	(4,632)
Other (income) expense, net	(363)	(412)	827	955
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(881)	--	972	--
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,167	(580)	3,001	(580)
Unrealized loss on foreign currency exchange contracts	285	3,802	1,779	516
Gain on bargain purchase of businesses acquired	(6,925)	--	(6,925)	--
Non-cash stock compensation	--	--	3,619	2,548
Interest expense	3,499	3,853	15,327	14,375
Amortization expense	732	852	3,437	3,351
Depreciation and depletion expense	11,584	10,366	37,149	31,932
Operating lease expense	3,455	2,454	11,651	8,392
EBITDA *	$ 23,252	$ 20,034	$ 70,070	$ 58,878

STI's audited annual financial statements for the years ended June 30, 2012 and 2011, notes to financial statements and management's discussion and analysis of financial condition and results of operations for the year ended June 30, 2012 will be available at www.sedar.com or at the Company's website at www.rideSTA.com.

Conference Call & Live Webcast

Management will host a conference call and live audio webcast to discuss STI's results for the fourth quarter and fiscal year ended June 30, 2012 at 11 a.m. (ET) on Thursday, September 27, 2012. The call may be accessed by dialling 1-877-561-2750. To access the rebroadcast for up to 30 days after the call, visit www.rideSTBus.com for the webcast.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

* Non-GAAP Measures

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com